SHARE PURCHASE AGREEMENT

     This Share Purchase Agreement (the "Agreement"), entered into as of 25 June 1997, between Mr. Philippe Sabbe, residing at Wandelweg 11, Kortrijk, hereinafter referred to as "Seller", acting in his capacity of shareholder of RADIO-ACTIVE SYSTEMS, a corporation organized and existing under the laws of Belgium, whose registered office is situated at Weggevoerdenlaan 5, 8500 Kortrijk (hereinafter the "Company"), and Detection Systems, Inc., a corporation organized and existing under the laws of the State of New York, having its registered office at 130 Perinton Parkway, Fairport, New York 14450, United States of America, hereinafter referred to as "Buyer".

     Seller and Buyer are referred to herein from time to time individually as a "Party" or collectively as the "Parties".


WHEREAS, Seller owns 650 or 20% of the 3,250 registered shares issued by and representing the share capital of the Company;

WHEREAS, pursuant to that certain Memorandum of Understanding dated June 2, 1997 (the "MOU"), Buyer proposed to Seller to purchase said 650 shares from Seller, contingent upon the prior successful acquisition by Buyer of 78.7% of the shares of the Company (the "78.7% Interest");

WHEREAS, Buyer has now successfully completed the acquisition of the 78.7% Interest;

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

ARTICLE 1 - PURCHASE AND SALE OF SHARES

     Upon the terms and subject to the conditions of this Agreement, Seller shall sell to Buyer, and Buyer shall purchase from Seller, 650 registered shares representing 20% of the corporate capital of the Company (the "Shares") for a purchase price (the "Purchase Price") of BEF 25,140,235 and, at the date of execution of this Agreement:

     (a) Seller shall sell, assign, transfer and deliver to Buyer, the Shares and deliver all certificate(s), instruments and documents required to be delivered by Seller to validly effectuate the transfer of such Shares; specifically, Seller shall cause the Company's share register to be duly amended so as to validly reflect the transfer of the Shares to Buyer.

     (b) Buyer shall accept and purchase the Shares from the Seller and in payment therefor shall deliver to Seller (by intrabank transfer or certified or official bank check) immediately available funds in an amount equal to the amount of the Purchase Price.

     The Purchase Price has been established on the basis of the per share price paid by Buyer in consideration of the 78.7% Interest.

ARTICLE 2 - REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller represents and warrants to Buyer that the following are true, correct and complete as of the date of this Agreement:

     2.1 ORGANIZATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of Belgium and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

     2.2 AUTHORITY. Seller has all requisite authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligation of Seller enforceable against it in accordance with its terms. Seller is entitled to sell and procure the transfer of the full legal and beneficial ownership in the Shares of the Company to Buyer, free and clear of all encumbrances and third party's rights in accordance with the terms of this Agreement.

     2.3 NO VIOLATION OR CONFLICT. Neither the execution and delivery of this Agreement by Seller, nor the consummation by Seller of the transactions contemplated hereby or compliance by Seller with the provisions hereof will conflict with, or result in any violation of, or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any security interest upon any of the properties or assets of the Company under, any provision of (i) the articles of incorporation or by-laws or the comparable charter or organization documents of the Company, or (ii) any agreement, contract, lease, permit, concession, franchise, license or other arrangement applicable to the Company. No filing or registration with, or authorization, permit, waiver, consent or approval of, any governmental entity or authority, including courts of competent jurisdiction, domestic or foreign (a "Governmental Entity") is required to be obtained or made for the execution, delivery and performance by Seller of this Agreement.

     2.4 SHARES. The stated capital of the Company consists of 3,250 shares, issued in registered form, each with a nominal value of BEF 1,000, representing a total capital of BEF 3,250,000. All Shares are validly authorized and issued, are fully paid-in and all such Shares are free and clear of any encumbrances, liens, pledges, charges, rights of first refusal, or security rights. There is no security, option, warrant, right, call, subscription, agreement, commitment or understanding of any nature whatsoever, fixed or contingent, that directly or indirectly (i) calls for the issuance, sale, pledge or other disposition of any shares of capital stock of the Company or any securities convertible into, or other rights to acquire, any shares of capital stock of the Company, (ii) obligates the Company to grant, offer or enter into any of the foregoing or (iii) relates to the voting or control of such capital stock, securities or rights.

     2.5 COMPLIANCE WITH APPLICABLE LAWS AND AGREEMENTS. The Company holds all permits, licenses, concessions, franchises, consents and approvals of all Governmental Entities which are necessary or material to the operation of its business, and the Company is in compliance in all material respects with the terms of such permits, licenses, concessions, franchises, consents and approvals. The business of the Company is not being conducted, in conflict with, violation of or default under (i) any judgment, order, decree, statute, law, ordinance, rule or regulation of any Governmental Entity applicable to the Company, which violation or default would result in any change in, or effect on, the Company (including the business thereof) which is, or with reasonable probability might be, materially adverse to the business, operations, assets, condition (financial or otherwise) or prospects of the Company ("Material Adverse Effect"), or (ii) any agreement, contract, lease, permit, concession, franchise, license or other arrangement applicable to the Company, which violation or default would have a Material Adverse Effect (as defined) on the business of the Company.

     2.6 FINANCIAL SCHEDULES. Attached hereto as Schedule 1 are the audited balance sheet (including the accompanying notes) and related audited income statement as of and for the financial year ended December 31, 1996 for the Company (the "Financial Schedules"). The accounts included in the Financial Schedules have been prepared in accordance with generally accepted Belgian accounting principles and all other laws and regulations applicable to the Company and present fairly the financial condition of the Company as of such date and the results of operations of the Company for such period.

     2.7 EVENTS SUBSEQUENT TO DECEMBER 31, 1996. Since December 31, 1996, there has not been any (i) event, change or effect having, individually or in the aggregate, a Material Adverse Effect (as defined) on the business, financial condition, operation, results of operations, or future prospects of the Company, (ii) contingency of any kind existing or in prospect which, so far as reasonably can be foreseen at this time, may result in any Material Adverse Effect (as defined), or (iii) material transaction except in the ordinary course of business relating to the assets or the business of the Company.

     2.8 TAX MATTERS. The Company has filed all tax returns and tax reports that it was required to file. All such tax returns and tax reports were correct and complete in all material respects. There are no unpaid Taxes (as defined below) of the Company, except for Taxes the payment of which is not yet due. There are no security interests on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Taxes due by the Company. The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party. For purposes of this Article, "Taxes" shall mean all direct and indirect taxes including, without limitation, any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, environmental, customs duties, capital, withholding, social security, real property, personal property, sales, value added, registration, or other tax of any kind whatsoever imposed or levied by any state, local or foreign government or by any agencies or subdivisions thereof, including any interest, penalty, or addition thereto, whether disputed or not.

     2.9 LITIGATION. There are no claims, actions, suits, inquiries, investigations, or proceedings pending, or to the knowledge of Sellers, threatened, involving the Company. The Company has not received any notice of legal proceedings or other legal notice from which it appears that it may be or is alleged to be in violation of any laws of Belgium relating to the environment or the health of persons. Seller is not aware of any facts which would be likely to give rise to any such violation.

     2.10 SHAREHOLDERS' LOANS. The Company is not a party to an agreement or other instrument relating to the borrowing of money or the guaranty of any obligation for the borrowing of money entered into or contemplated to be entered into with any of its past or present shareholders.

     2.11 CONTRACTS. The Company is not a party to (i) any agreement (or group of related agreements), other than the agreements referred to in
Article 2.10 above, under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money; (ii) any agency, distributorship, marketing, purchasing, sales, manufacturing or licensing agreement; (iii) any agreement which is over one year in length or cannot be terminated with a maximum one year notice period or involves the receipt or payment of more than BEF 1,000,000; (iv) any agreement limiting the freedom of the Company to compete in Belgium or abroad; (v) any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis, or providing severance or termination benefits, or any agreements pursuant to which services are provided on an independent contractor basis or any employee leasing agreements; (vi) any collective bargaining agreement (vii) any agreement under which the consequences of a default or termination could have a Material Adverse Effect on the business, financial condition, operations, results of operations, or future prospects of the business of the Company; or (viii) any agreement between the Company and the Sellers, whether acting individually or collectively.

     2.12 TITLE TO ASSETS. The Company has good and marketable title to all of the assets used by it in the conduct of its business, free and clear of any encumbrances, liens, pledges, charges, options, rights of first refusal, mortgages or similar interests or other security rights.

     2.13 LEASES. All real property leases currently used in the Company's business are, in all material respects, valid and subsisting, and there is not under any such lease any existing default known to the Company or to Seller, that would be likely, either individually or in the aggregate, to have a Material Adverse Effect (as defined), or any condition, event or at which the passage of time or notice or both would constitute such a default. With respect to personal property leases currently used in the Company's business, the Company has valid and enforceable written leases.

     2.14 EMPLOYEES. The Company is not a party or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes within the last five (5) years and none is pending, or to the knowledge of the Company or Seller, threatened. There are no pension, retirement or benefit plans, schemes or funds or any other arrangement under which the Company is obliged to provide benefits of any kinds to its employees, former employees, employees' spouse or any other dependent.

     2.15 INSURANCE. The Company has maintained insurance policies of fire, liability, including product and environmental liability, use and occupancy and other forms of insurance covering the business of the Company, in amounts and against such losses and risks that are sufficient for compliance with all requirements of law. Each such policy is in full force and effect and all premiums are currently and fully paid up or accruals provided for and no notice of cancellation or termination has been received with respect to any such policy. The Company has complied in all material respects with the provisions of such policies.

     2.16 GENERAL. Each of the representations and warranties set forth in this Article 3 and the Disclosure Letter thereto is true and accurate. None of the representations and warranties set forth in this Article 2 shall be treated as qualified by any actual or constructive knowledge on the part of Buyer or any of its representatives. Buyer has relied on the representations and warranties of Seller explicitly set forth in this
Article 3 and on the Disclosure Letter thereto.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to Seller that the following are true, correct and complete as of the date of this Agreement:

     3.1 ORGANIZATION, STANDING AND POWER. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has the requisite corporate power and authority to carry on its business as now being conducted.

     3.2 AUTHORIZATION. Buyer has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws affecting the rights of creditors generally.

     3.3 NO VIOLATION - CONSENTS. Neither the execution and delivery by Buyer of this Agreement, nor the consummation by Buyer of the transactions contemplated hereby or compliance by Buyer with the provisions hereof will conflict, or result in any violation of, or default under, the articles of incorporation or by-laws of Buyer. No filing or registration with, or authorization, waiver, consent or approval of, any Governmental Entity is required to be obtained or made by Buyer in connection with the execution, delivery and performance by Buyer of this Agreement.

ARTICLE 4 - COVENANT AS TO TAX MATTERS

     Seller shall be liable for, and shall indemnify and hold Buyer and the Company harmless against, all Taxes (as defined) due or payable by the Company for any taxable year or taxable period ending on or before the date of execution of this Agreement, but only to the extent that the amount of such Taxes exceeds the amount of Taxes for which provision is made in the Financial Schedules.

     Without limiting the generality of the foregoing, Seller shall be liable for, and shall indemnify and hold Buyer and the Company harmless against, without limitation in time, any and all Taxes that may arise out, as a result of, or in connection with, the existence and the performance of that certain Co-operation Agreement ("Samenwerkingsovereenkomst") entered into between BVBA SDM and the Company on January 25, 1991, a copy of which is attached hereto as
Schedule 2.

     Subject and without prejudice to the foregoing, the Company shall be liable for, and the Company and Buyer shall indemnify and hold Seller harmless against, any and all Taxes due or payable by the Company as a result of, or in connection with, all taxable events occurring after the date of execution of this Agreement.

     Buyer and Seller shall cooperate with each other in giving effect to this Article 4 and shall use their reasonable best efforts to provide each other with such information as may be required for each Party to satisfy its tax and audit requirements.

ARTICLE 5 - CONDITIONS TO THE OBLIGATIONS OF BUYER

     The obligations of Buyer required to be performed by it at the date of execution of this Agreement shall be subject to the satisfaction, at or prior said date, of each of the following conditions, each of which may be waived by Buyer as provided herein except as otherwise required by applicable law:

     (i) Each of the representations and warranties of Seller contained in this Agreement shall be true and correct in all respects as of the date hereof.

     (ii) All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly and validly taken by Seller. All notices to, and declarations, filings and registrations with, and consents, authorizations, approvals and waivers from, governmental and regulatory bodies required to consummate the transactions contemplated hereby and all other consents or waivers required pursuant hereto shall have been made or obtained.

ARTICLE 6 - CONDITIONS TO OBLIGATIONS OF SELLER

     The obligation of Seller required to be performed by it at the date of execution of this Agreement shall be subject to the satisfaction, at or prior to said date, of each of the following conditions, each of which may be waived by Seller as provided herein except as otherwise required by applicable law:

     (i) Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects as of the date hereof.

     (ii) All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly and validly taken by Buyer.

ARTICLE 7 - SURVIVAL AND INDEMNIFICATION

     7.1 INDEMNITY PERIOD. Except if expressly otherwise provided herein, all representations, warranties, covenants and agreements contained in this Agreement, or in the Disclosure Letter or any Schedule, certificate, document or other instrument delivered in connection herewith shall survive until 31 December 2005.

     7.2 INDEMNIFICATION AMOUNTS. In the absence of fraud or wilful concealment, Seller's obligation and liability for any and all breaches of:

     (i)  the representations and warranties set forth in Articles 2.1,
2.2 and 2.4 hereof shall be the Purchase Price, as determined in Article
1 hereof;

     (ii) the other representations and warranties shall be limited to BEF 10,000,000.

     7.3 INDEMNIFICATION. Subject to the other provisions of this Article, from and after the date of execution of this Agreement:

     (i) Seller shall indemnify and hold harmless the Company and/or Buyer and its successors, assigns and affiliates (collectively, the "Representatives") from and against any losses, damages or expenses, judgments, fines (collectively, "Damages") to the extent they arise out any breach of any representation or warranty or failure to perform any covenant made by or on behalf of Seller, under this Agreement or in the Disclosure Letter or any Schedule, certificate, document or other instrument contemplated hereby and delivered by Seller in connection herewith. Buyer and/or the Company, as the case may be, shall notify Seller promptly after the occurrence of such breach of representations and warranties.

     (ii) Buyer shall indemnify and hold harmless Seller and its Representatives from and against any Damages to the extent they arise out any breach of any representation or warranty or failure to perform any covenant made by or on behalf of Buyer under this Agreement or in any certificate, document or other instrument contemplated hereby or delivered by Buyer in connection herewith. Seller shall notify Buyer promptly after the occurrence of such breach of representations and warranties.

     (iii) Seller shall indemnify and hold harmless the Company and/or Buyer and its Representatives from and against any Damages which arise out of future claims against the Company and/or Buyer or its Representatives in relation to any Environmental Liability (as defined hereafter) and any product liability, it being understood that Seller shall retain such liability to the extent that the event causing such Damages occurred or existed prior to the Closing. For purposes of this provision, "Environmental Liability" means any liability related to damages caused to the natural environment or to the health of persons by the activities or omissions of the Company or otherwise connected with its business including damages caused to water, air, soil by disposal of waste.

     7.4 THIRD PARTY CLAIMS. Promptly after receipt by any person entitled to indemnification under this Article 7 (an "Indemnified Party") of notice of the commencement of any action in respect of which the Indemnified Party will seek indemnification hereunder, the Indemnified Party shall notify each person that is obligated to provide such indemnification (an "Indemnifying Party") thereof in writing, but any failure to so notify the Indemnifying Party shall not relieve it from any liability that it may have to the Indemnified Party other than under this
Article 7. The Indemnifying Party shall be entitled to participate in the defense of such action and, provided that within 15 days after receipt of such written notice the Indemnifying Party confirms in writing its responsibility therefor and reasonably demonstrates that it will be able to pay the full amount of potential liability in connection with any such claim, to assume control of such defense with counsel reasonably satisfactory to such Indemnified Party; PROVIDED, HOWEVER, that:

     (i) the Indemnified Party shall be entitled to participate in the defence of such claim and to employ counsel at its own expense to assist in the handling of such claim;

     (ii) the Indemnifying Party shall obtain the prior written approval of the Indemnified Party before entering into any settlement of such claim or ceasing to defend against such claim, if pursuant to or as a result of such settlement or cessation, order, injunction or other equitable relief would be imposed against the Indemnified Party; and

     (iii) the Indemnifying Party shall not be entitled to control (but shall be entitled to participate at its own expense in the defense of), and the Indemnified Party shall be entitled to have sole control over, the defense or settlement of (a) any claim to the extent the claim seeks an order, injunction or other equitable relief against the Indemnified Party which, if successful, could materially interfere with the business, operations, assets, condition (financial or otherwise), or prospects of the Indemnified Party or (b) any claim relating to Taxes.

     7.5 SUBROGATION. In the event that the Indemnifying Party shall be obligated to indemnify the Indemnified Party pursuant to this Article 7, the Indemnifying Party shall, upon payment of such indemnity in full, be subrogated to all the rights of the Indemnified Party with respect to the claims to which such indemnification relates.

ARTICLE 8 - TERMINATION

     8.1 TERMINATION. This Agreement may be terminated at any time by mutual written consent of Buyer and Seller.

     If Buyer or Seller shall terminate this Agreement pursuant to the provisions hereof, such termination shall be effected by notice to the other Party specifying the provision hereof pursuant to which such termination is made.

     8.2 EFFECT OF TERMINATION. Upon the termination of this Agreement pursuant to Section 8.1 hereof, this Agreement shall forthwith become null and void and none of the Parties hereto or any of their respective officers, directors, employees, agents, consultants, shareholders or principals shall have any liability or obligation hereunder or with respect hereto.

ARTICLE 9 - MISCELLANEOUS

     9.1 HEADINGS. The section headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

     9.2 NOTICES. All notices or other communications required or permitted hereunder shall be given in writing and shall be deemed duly given or served when personally delivered against receipt, when sent by telex or telecopy (and confirmation received), on the next business day when sent by Federal Express or other nationally recognized overnight delivery service or on the fifth business day after deposit with the post office for delivery by registered or certified mail, postage prepaid (return receipt requested), as follows:

     If to Seller:  At aforementioned address




     If to Buyer:   At aforementioned address




or such other address as shall be furnished in writing by such Party. Any notice or communication changing any of the addresses set forth above shall be effective and deemed given only upon its receipt.

     9.3 ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto (and, with respect to Seller, the personal representatives and heirs of such Seller) and their respective successors and permitted assigns; PROVIDED, HOWEVER, that neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by any of the Parties hereto without the prior written consent of the other Party; PROVIDED, FURTHER, HOWEVER, that Buyer may assign its interests or obligations hereunder to any of its affiliates without Seller's prior written consent.

     9.4 ENTIRE AGREEMENT. This Agreement (including the Disclosure Letter and Schedules hereto) embodies the entire agreement and understanding of the parties with respect to the transactions contemplated hereby and supersedes all prior written or oral commitments, arrangements or understandings with respect thereto. There are no restrictions, agreements, promises, warranties, covenants or undertakings with respect to the transactions contemplated hereby other than those expressly set forth herein.

     9.5 MODIFICATIONS, AMENDMENTS AND WAIVERS. At any time, to the extent permitted by Law, Buyer and Sellers may, by written agreement, modify, amend or supplement any term or provision of this Agreement and any term or provision of this Agreement may be waived in writing by the Party which is entitled to the benefits thereof.

     9.6 GOVERNING LAW - COMPETENT JURISDICTION. This Agreement shall be governed by the laws of Belgium as to all matters, including but not limited to matters of validity, construction, effect and performance. The Courts of Kortrijk shall have exclusive jurisdiction in this respect.

     9.7 SEVERABILITY. In the event that any one or more provisions of this Agreement shall be declared to be illegal or unenforceable under any law, rule or regulation of any government (including any supranational legal authority) having jurisdiction over either of the Parties hereto or their successors or permitted assigns, such illegality or unenforceability shall not affect the validity and enforceability of the other provisions thereof, and the Parties shall agree upon a modification of this Agreement with respect to such illegal or unenforceable provision to eliminate such invalidity.

     9.8 FORCE MAJEURE. Neither Party hereunder shall be held liable or deemed to be in default under this Agreement if prevented from performance of its obligations by reason of force majeure or other contingencies beyond its control, including, but not limited to, strikes, fire, earthquakes, wars, restraints affecting transportation, natural calamities or acts of any government or supranational legal authority.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement
(including the Schedules hereto) to be duly executed in two (2) original copies as of the day and year first above written, Buyer and Seller each acknowledging receipt of one original copy.


          [BUYER]

          Detection Systems, Inc.

          By
               Name:     Lawrence R. Tracy
               Title:    Officer
               Signature: /s/ Lawrence R. Tracy

          [SELLER]

          Mr. Philippe Sabbe

               Signature: /s/ Philippe Sabbe